

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Don Kim
Chief Financial Officer
UroGen Pharma Ltd.
400 Alexander Park
Princeton, NJ 08540

      Re: UroGen Pharma Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2022
           File No. 001-38079

Dear Don Kim:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences